October 8, 1999

Fax:  (212) 977-1600

Robert Maerz
Chief Executive Officer
MSH Entertainment Corporation
244 W. 54th Street
New York, New York  10019

Re:   Acquisition Agreement

Dear Bob,

Based on our discussions, the following shall serve as a Deal Memorandum incorporating the agreed upon deal points between Aston Entertainment Group, Inc., (Aston) and MSH Entertainment Corporation, (MSH), collectively the (Parties) pertaining to an acquisition agreement between the companies.

1.       Stock Purchase:

         A. Aston has agreed to offer for sale 1,075,000 shares of common stock representing twenty percent (20%) of its issued and outstanding shares.

         B. MSH has agreed to accept such offer and purchase 1,075,000 shares of Aston's Common Stock for the agreed upon purchase price of $860,000.00.

         C. The parties have agreed that the $860,000.00 will be paid as follows: Fifty percent (50%) of the purchase price representing $430,000.00 shall be paid in US currency and the remaining fifty percent 50% of the purchase price representing $430,000.00 shall be paid with the transfer of 1,535,714 shares of MSH Common Stock to Aston.

         D. The parties have agreed that this transaction will be funded as follows:

                  (1) The stock portion of this transaction shall commence on the closing date of October 22, 1999, whereby, the stock certificates shall be issued to the respective companies upon authorization from the Board of Directors and Shareholders, if necessary.

                  (2) The monetary funding of this transaction shall commence on the closing date of October 22, 1999, whereby, MSH shall initially provide a down payment to Aston of $75,000 with the remaining $355,000 paid over the next sixty days as the funds become available.

2.       Closing:

         A. The parties agree that the closing date of this transaction shall be October 22, 1999 or other such date as mutually agreed upon.

         B. The parties agree that the monetary funding portion of this transaction will commence on October 22, 1999 or other such date as mutually agreed upon with a down payment of $75,000, with the balance paid on/or before December 22, 1999.

3.       Acknowledgments:

         A. Each party hereby acknowledges that they have been given adequate time to perform the proper due diligence pertaining to this transaction.

         B. MSH acknowledges that they have reviewed Aston's annual financial statements, and corporate records and are hereby satisfied with the examinations of such.

4.       Additional Documents:

         A. Aston agrees to provide MSH with the following items on the closing date of this transaction:

                  *  A stock purchase agreement
                  * A letter of good standing from Aston' s Attorney pertaining to the reorganization of the company
                  *  A letter of good standing from the NY State tax board
                  *  A statement showing the current status of payroll taxes
                  *  The approval of the Board of Directors

         B. MSH agrees to provide Aston with the following items on the closing date of this transaction:

                  * A letter outlining the status pertaining to the filing of Form SB2 with the SEC.
                  * A letter outlining the possibility of a restructure of MSH Entertainment and how it effects the shareholders.
                  * A letter of assurance that MSH doesn't have any plans for a reverse split of common stock.
                  * An anti-dilution agreement stating the following: if MSH issues additional shares of common stock, or in the event of a restructure of the company, or in the event of any reverse split of shares, then Aston will have the option to purchase additional shares of common stock at $.14 per share in order to maintain its percentage ownership of stock pursuant to this transaction.
                  * Copies of audited financial statements and outside appraisals when available.

5.       Entire Understanding:

         A. This document represents the entire and complete agreement between the parties hereto with respect to the subject matter hereof and supercedes all previous agreements, understandings or representations whether oral or written between the parties regarding the subject matter hereof and shall remain in effect as The Agreement and be binding on the parties until such time as a Stock Purchase Agreement is executed, if ever.

6.       Captions:

         A. The captions of the various paragraphs and sections of this Agreement are intended to be used solely for convenience of reference and are not intended and shall not be deemed for any purpose whatsoever to modify or explain or to be used as an aid in the construction of any provision.

7.       Amendments and Changes:

         A. This agreement cannot be amended, modified or changed in any way whatsoever except by a written instrument duly signed by the Parties hereto.

8.       Authority:

         A. The parties hereto warrant and represent hat they have the power and authority to enter into this Agreement.

9.       Governing Law:

         A. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida and the Parties hereto agree that in the event of any disputes under this Agreement, said disputes shall be subject to arbitration and be bound by the rules and regulations of the American Arbitration Association with respect to resolution of any disputes arising hereunder.

The Parties herein have fully read, understand and executed this Agreement freely and voluntarily. By signing in the spaces provided below, the Parties accept and agree to all the terms and conditions of this Agreement.

In Witness Whereof the Parties hereto have caused this Agreement to be duly executed.



/s/ Anthony R. Asfur                             /s/ Robert P. Maerz
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Aston Entertainment Group, Inc.                  MSH Entertainment Corporation

/s/ 10/8/99                                      /s/ 10/8/99
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Today's Date                                     Today's Date